UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Beta Oil & Gas, Inc. (Name of Issuer)
Common Stock, par value $.001 per share (Title of Class of Securities)
08659A302 (CUSIP Number)
Petrohawk Energy, LLC 1100 Louisiana, Suite 4400 Houston, Texas 77002 (832) 204-2700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 25, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. Petrohawk Energy, LLC I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,575,757

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,575,757

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (1)

14.	Type of Reporting Person OO
(1) Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.
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SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. EnCap Energy Capital Fund IV, L.P. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person PN

(1)   EnCap Energy Capital Fund IV, L.P. ("EnCap IV") may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk Energy, LLC ("Petrohawk"). See Item 5.

(2)   EnCap IV disclaims any beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

3

SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. EnCap Energy Capital Fund IV-B, L.P. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person PN

(1)   EnCap Energy Capital Fund IV-B, L.P. ("EnCap IV-B") may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   EnCap IV-B disclaims any beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

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SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. EnCap Equity Fund IV GP, L.P. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person PN

(1)   EnCap Equity Fund IV GP, L.P. ("EnCap Equity") may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   EnCap Equity disclaims any beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

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SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. EnCap Investments L.P. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person PN

(1)   EnCap Investments L.P. ("EnCap Investments") may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   EnCap Investments disclaims any beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

6

SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. EnCap Investmetns GP, L.L.C. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person OO

(1)   EnCap Investments GP, L.L.C. ("EnCap Investments GP") may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   EnCap Investments GP disclaims any beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

7

SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. RNBD GP LLC I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person OO

(1)   RNBD GP LLC ("RNBD") may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   RNBD disclaims any beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

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SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. David B. Miller I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person IN

(1)   David B. Miller may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   David B. Miller disclaims any beneficial ownership of the securities owned by Petrohawk in excess of his pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

9

SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. D. Martin Phillips I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person IN

(1)   D. Martin Phillips may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   D. Martin Phillips disclaims any beneficial ownership of the securities owned by Petrohawk in excess of his pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

10

SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. Gary R. Petersen I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person IN

(1)   Gary R. Petersen may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   Gary R. Petersen disclaims any beneficial ownership of the securities owned by Petrohawk in excess of his pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

11

SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. Robert L. Zorich I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person IN

(1)   Robert L. Zorich may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   Robert L. Zorich disclaims any beneficial ownership of the securities owned by Petrohawk in excess of his pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

12

SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. FCW, LLC I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person OO

(1)   FCW, LLC may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   FCW, LLC disclaims any beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

13

SCHEDULE 13D
CUSIP No. 08659A104

1.	Names of Reporting Persons. Floyd C. Wilson I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,575,757 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,575,757 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,757 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 66.9% (3)

14.	Type of Reporting Person IN

(1)   Floyd C. Wilson may be deemed to share voting and dispositive power with respect to the securities held by Petrohawk. See Item 5.

(2)   Floyd C. Wilson disclaims any beneficial ownership of the securities owned by Petrohawk in excess of his pecuniary interest in such securities.

(3)   Based on 13,798,778 shares of Common Stock issued and outstanding on May 26, 2004.

14

Item 1. Security and Issuer

         The class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Beta Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1100 Louisiana, Suite 4400, Houston, Texas 77002.

Item 2. Identity and Background.

(a)

Name: (1)   Petrohawk Energy, LLC ("Petrohawk"), is a Delaware limited liablity company whose principal business is engaging in the exploration, exploitation, development, production, and acquisiton of oil and gas properties. The directors of Petrohawk are Floyd C. Wilson, David B. Miller, D. Martin Phillips, R. Jason McMahon, and Daniel Rioux. Floyd C. Wilson is the President and Chief Executive Officer of Petrohawk.

(2)   EnCap Energy Capital Fund IV, L.P. ("EnCap IV"), is a Texas limited partnership whose principal business is engaging in oil and gas related investments. The sole general partner of EnCap IV is EnCap Equity.

(3)   EnCap Energy Capital Fund IV-B, L.P. ("EnCap IV-B"), is a Texas limited partnership whose principal business is engaging in oil and gas related investments. The sole general partner of EnCap IV is EnCap Equity.

(4)   EnCap Equity Fund IV GP, L.P. ("EnCap Equity"), is a Texas limited partnership whose principal business is engaging in oil and gas related investments. The sole general partner of EnCap Equity is EnCap Investments.

(5)   EnCap Investments L.P. ("EnCap Investments"), is a Delaware limited partnership whose principal business is engaging in oil and gas related investments. The sole general partner of EnCap Invesmtents is EnCap Investments GP.

(6)   EnCap Investments GP, L.L.C. ("EnCap Investments GP"), is a Delaware limited liability company whose principal business is engaging in oil and gas related investments. The sole member of EnCap Investments GP is RNBD.  David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L Zorich are the Senior Managing Directors of EnCap Investments GP.

(7)   RNBD GP LLC ("RNBD"), is a Delaware limited liability company whose principal business is engaging in oil and gas related investments. The members and Senior Managing Directors of RNBD are David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich.

(8)   David B. Miller.

(9)   D. Martin Phillips.

(10) Gary R. Petersen.

(11) Robert L. Zorich.

(12) FCW, LLC, is a Delaware limited liability company whose principal business is owning a membership interest in Petrohawk. Floyd C. Wilson is the sole manager of FCW, LLC.

(13) Floyd C. Wilson

(b)

Residence or business address:  The business address and address of the principal office of Petrohawk, FCW, LLC, and Floyd C. Wilson is 1100 Louisiana, Suite 4400, Houston, Texas 77002. The business address and address of the principal office of each of EnCap IV, EnCap IV-B, EnCap Equity, EnCap Investments, EnCap Investments GP, and RNBD is 1100 Louisiana, Suite 3150, Houston, Texas 77002. The business address of David B. Miller is 3811 Turtle Creek Boulevard, Suite 1080, Dallas, Texas 75219. The business address of D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich is 1100 Louisiana, Suite 3150, Houston, Texas 77002.

(c)

Present Principal Occupation or Employment:  Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are Senior Managing Directors of EnCap Investments L.L.C., EnCap Investments GP and RNBD. The principal business address of EnCap Investments, EnCap Investments GP and RNBD are set forth in (b) above. Floyd C. Wilson is the President and Chief Executive Officer of Petrohawk and the Chairman of the Board, President, and Chief Executive Officer of the Issuer. The principal business address of Petrohawk is set forth in (b) above.

(d)

Criminal Conviction:  None of the reporting persons has, and to the knowledge of the reporting persons, none of the persons named in response to this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  None of the reporting persons has, and to the knowledge of the reporting persons, none of the persons named in the response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Each of the reporting persons and other persons named in response to this Item 1 is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         Securities Purchase Agreement.

         On May 25, 2004, the Issuer closed the transactions contemplated by a Securities Purchase Agreement (the "Securities Purchase Agreement") with Petrohawk. Pursuant to the Securities Purchase Agreement, Petrohawk purchased 15,151,515 shares (the "Shares") of Common Stock, five-year warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share (the "Warrants"), and a five-year convertible promissory note in the original principal amount of $35,000,000 at a conversion price of $2.00 per share (the "Note"), for a total purchase price of $60,000,000. Petrohawk paid the aggregate purchase price for the Shares, Warants, and Note in cash that was contributed to Petrohawk by its members.

         The Note is unsecured and matures on May 25, 2009. The Note will bear interest at an annual rate of 8%, payable quarterly. The outstanding principal and accrued but unpaid interest on the Note is convertible at any time after May 25, 2006 into Common Stock at $2.00 per share. Further, at any time after May 25, 2006, the Issuer may prepay the Note without penalty or premium.

         The Warrants may be exercised at any time until May 25, 2009. The exercise price of the Warrants may be paid in cash, by delivering to the Issuer warrants or shares of Common Stock having a fair market value equal to the warrant exercise price, by offsetting the prinicpal balance of the Note, or any combination of the foregoing.

         Registration Rights Agreement

         Pursuant to a Registration Rights Agreement between the Issuer and Petrohawk dated as of May 25, 2004, Petrohawk has the right to require the Issuer to register for public sale the Shares and any shares of Common Stock acquired upon the exercise of the Warrants or the conversion of the Note. The Registration Rights Agreement also provides Petrohawk with piggyback registration rights with respect to registrations of the offer and sale of any shares of Common Stock the Issuer may effect for its own account.

Reverse Stock Split

On May 26, 2004, the Issuer effected a reverse stock split of its Common Stock, whereby each holder of Common Stock on May 26, 2004 received one share of Common Stock for each two shares of Common Stock it owned.  The number of shares of Common Stock shown to be beneficially owned by the Reporting Persons in this Schedule 13D reflects such reverse stock split.

As a result of the reverse stock split, the Warrants represent a right to purchase 5,000,000 shares of Common Stock at an exercise price of $3.30 per share and the Note is convertible into Common Stock at $4.00 per share.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the Issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

15
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

The reporting persons intend to monitor and evaluate their investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. Petrohawk may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain its current investment, or dispose of some or all of the Common Stock.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Pursuant to the Securities Purchase Agreement, Petrohawk designated six of the seven members of the board of directors. Further at the closing of the transactions under the Securities Purchase Agreement, all of the officers and directors of the Issuer except Robert C. Stone, Jr. delivered their resignations.

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Petrohawk holds a substantial ownership position in the Issuer in order to be able to influence the business and management of the Issuer.

Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The following table describes the number of shares of Common Stock, including the shares of Common Stock issuable upon exercise or conversion of the Warrants, and the percent of outstanding Common Stock owned by the reporting persons. All percentages are based on 13,798,778 shares of Common Stock isued and outstanding on May 26, 2004.

	Common Stock		Warrants
Name:	Sole:	Shared:	Sole:	Shared:	Percent of Class(1)

Petrohawk Energy, LLC	7,575,757	0	5,000,000	0	66.9%
EnCap Energy Capital Fund IV, L.P.	0	7,575,757	0	5,000,000	66.9%
EnCap Energy Capital Fund IV-B, L.P.	0	7,575,757	0	5,000,000	66.9%
EnCap Equity Fund IV GP, L.P.	0	7,575,757	0	5,000,000	66.9%
EnCap Investments L.P.	0	7,575,757	0	5,000,000	66.9%
EnCap Investments GP, L.L.C.	0	7,575,757	0	5,000,000	66.9%
RNBD GP LLC	0	7,575,757	0	5,000,000	66.9%
FCW, LLC	0	7,575,757	0	5,000,000	66.9%
David B. Miller	0	7,575,757	0	5,000,000	66.9%
D. Martin Phillips	0	7,575,757	0	5,000,000	66.9%
Gary R. Petersen	0	7,575,757	0	5,000,000	66.9%
Robert L. Zorich	0	7,575,757	0	5,000,000	66.9%
Floyd C. Wilson	0	7,575,757	0	5,000,000	66.9%

(1)    In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities exercisable within 60 days (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(b)

Petrohawk has the sole power to vote or direct the vote and to dispose or direct the disposition of 12,575,757 shares of Common Stock.

Each of EnCap IV and EnCap IV-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Petrohawk by virtue of having the contractual right to nominate a majority of the members of the board of directors of Petrohawk pursuant to Petrohawk's limited liability company agreement. Each of EnCap IV and EnCap IV-B disclaims beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

EnCap Equity may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Petrohawk by virtue of being the general partner of EnCap IV and EnCap IV-B. EnCap Equity disclaims beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

EnCap Investments may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Petrohawk by virtue of being the general partner of EnCap Equity. EnCap Equity disclaims benefical owenrship of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

EnCap Investments GP may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Petrohawk by virtue of being the general partner of EnCap Investments. EnCap Investments GP disclaims beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

RNBD may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Petrohawk by virtue of being the sole member of EnCap Investments GP. RNBD disclaims beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Petrohawk by virtue of being the controlling persons of RNBD. David B. Miller and D. Martin Phillips each also serve as directors of Petrohawk. Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich disclaims beneficial ownership of the securities owned by Petrohawk in excess of his pecuniary interest in such securities.

FCW, LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Petrohawk by virtue of having the contratual right to nominate one of the members of the board of directors of Petrohawk pursuant to Petrohawk's limited liability company agreement and by virtue of being controlled by Floyd C. Wilson, the President and Chief Executive Officer of Petrohawk. FCW, LLC disclaims beneficial ownership of the securities owned by Petrohawk in excess of its pecuniary interest in such securities.

Floyd C. Wilson may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Petrohawk by virtue of being the controlling person of FCW, LLC and by virtue of being the President and Chief Executive Officer and serving as a director of Petrohawk. Floyd C. Wilson disclaims beneficial ownership of the securities owned by Petrohawk in excess of his pecuniary interest in such securities.

(c)

Except as otherwise desribed herein or in any Exhibit filed herewith, to the knowledge of the reorting persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)

Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the individuals or entities desribed in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owend by the reporting persons.

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Item 7. Material to be Filed as Exhibits.

(1)   Securities Purchase Agreement dated December 12, 2003 betwen Beta Oil & Gas, Inc. and Petrohawk Energy, LLC.

(2)   First Amendment to Securities Purchase Agreement dated January 21, 2004 between Beta Oil & Gas, Inc. and Petrohawk Energy, LLC.

(3)   Registration Rights Agreement dated May 25, 2004 between Beta Oil & Gas, Inc. and Petrohawk Energy, LLC.

(4)   Joint Filing Agreement dated June 3, 2004 among Petrohawk Energy, LLC, EnCap Energy Capital Fund IV, L.P., EnCap Energy Capital Fund IV-B, L.P., EnCap Equity Fund IV GP, L.P., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, FCW, LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen, Robert L. Zorich, and Floyd C. Wilson.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2004
Petrohawk Energy, LLC
By:	/s/ Floyd C. Wilson Floyd C. Wilson
Title:	President and Chief Executive Officer

EnCap Energy Capital Fund IV, L.P., by EnCap Equity Fund IV GP, L.P., its general partner, by EnCap Investments L.P., its general partner, by EnCap Investments GP, L.L.C., its general partner
By:	/s/ David B. Miller David B. Miller
Title:	Senior Managing Director

EnCap Energy Capital Fund IV-B, L.P., by EnCap Equity Fund IV GP, L.P., its general partner, by EnCap Investments L.P., its general partner, by EnCap Investments GP, L.L.C., its general partner
By:	/s/ David B. Miller David B. Miller
Title:	Senior Managing Director

EnCap Equity Fund IV GP, L.P., by EnCap Investments L.P., its general partner, by EnCap Investments GP, L.L.C., its general partner
By:	/s/ David B. Miller David B. Miller
Title:	Senior Managing Director

EnCap Investments L.P., by EnCap Investments GP, L.L.C., its general partner
By:	/s/ David B. Miller David B. Miller
Title:	Senior Managing Director

EnCap Investments GP, L.L.C.
By:	/s/ David B. Miller David B. Miller
Title:	Senior Managing Director

RNBD GP LLC
By:	/s/ David B. Miller David B. Miller
Title:	Senior Managing Director

David B. Miller
By:	/s/ David B. Miller David B. Miller

D. Martin Phillips
By:	/s/ D. Martin Phillips D. Martin Phillips

Gary R. Petersen
By:	/s/ Gary R. Petersen Gary R. Petersen

Robert L. Zorich
By:	/s/ Robert L. Zorich Robert L. Zorich

FCW, LLC
By:	/s/ Floyd C. Wilson Floyd C. Wilson
Title:	Manager

Floyd C. Wilson
By:	/s/ Floyd C. Wilson Floyd C. Wilson

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